FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Possible Loss Arising from Business Activities

2.	Cancellation of Issuance of US Dollar Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 29, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Possible Loss Arising from Business Activities

Tokyo, March 29, 2021—Nomura Holdings, Inc. today announced that on March 26, 2021, an event occurred that could subject one of its US subsidiaries to a significant loss arising from transactions with a US client.

Nomura is currently evaluating the extent of the possible loss and the impact it could have on its consolidated financial results. The estimated amount of the claim against the client is approximately $2 billion based on market prices as of March 26. This estimate is subject to change depending on unwinding of the transactions and fluctuations in market prices. Nomura will continue to take the appropriate steps to address this issue and make a further disclosure once the impact of the potential loss has been determined.

As of the end of December 2020, Nomura maintained a consolidated Common Equity Tier 1 ratio of over 17 percent, which is substantially higher than the minimum regulatory requirement. Accordingly, there will be no issues related to the operations or financial soundness of Nomura Holdings or its US subsidiary.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Cancellation of Issuance of US Dollar Senior Notes

Tokyo, March 29, 2021—Nomura Holdings, Inc. today announced that it has reached an agreement with the underwriters of the US dollar senior notes (TLAC-eligible debt) priced on March 23, 2021, to cancel the issuance due to an event that occurred after pricing that could impact the company’s consolidated financial results.1

Nomura intends to consider issuing similar notes after the impact on its consolidated financial results is known and has been properly disclosed.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	See the news release titled “Possible Loss Arising from Business Activities” issued on March 29, 2021.